Filed by TekInsight.com,Inc.
                                       pursuant to Rule 425 under the Securities
                                       Act of 1933, as amended.

                                       Subject Company: Data Systems Network
                                       Corporation
                                       Commission File No.: 33-336044



FOR IMMEDIATE RELEASE

For more information, contact:
Julie Hall
Edelman Public Relations Worldwide
312-297-7525
julie_hall@edelman.com

       TekInsight.com Announces Availability of BugSolver (TM) Enterprise

     Corporate IT Departments Can Now Offer Support to Users When a Failure
             Occurs Through BugSolver's Streaming XML(TM)Technology

New York - July 24, 2000 - TekInsight.com, Inc. (NASDAQ: TEKS TEKSW) today announced the launch of BugSolver Enterprise, an Internet-based application failure detection system that provides IT departments with virtually instant, accurate answers and assistance to users when a computer or network failure occurs. BugSolver Enterprise is the third product announced in a series of BugSolver ASP-based services.

BugSolver resides on a client or server computer collecting diagnostic data and when a program fails, BugSolver forwards that information to a portal customized to an IT department's needs. The information provided by BugSolver is a virtual "snapshot" of the system at the time of the crash containing 30,000 analytical data points on software and hardware problems. Additionally, when a failure occurs, support staff will automatically receive an email containing information on the failure enabling an IT staff to instantly and accurately provide solutions. The power of BugSolver is in the customized portal which has the ability to perform complex analysis instantaneously at the time of a crash.

In addition to its diagnostic capability, the BugSolver portal can provide other services such as:

        o Migration Analysis: BugSolver collects data needed to test whether a migration to a new operating system will be successful before full implementation.

        o Internal Group Reporting: BugSolver collects thousands of fields of data at the source, enabling users to create internal systems configuration and utilization reports.

        o Asset Management: BugSolver maintains updated asset records by periodically taking a detailed system "snapshot" and transmitting it into a central repository.

BugSolver's customized reporting benefits will also allow IT departments to store data history and system information of a specific PC or network to help maintain the status.

"BugSolver Enterprise will enable our Internet Data Centers to offer a level of service and support that minimizes downtime and provides up-to-the-minute statistical information on software problems that can cut the time it takes to correct system failures," says Dominic Ciciollo, vice president, Technical Infrastructure Services, at Infocrossing, a provider of fully-managed server hosting and professional services for Global 2000 companies. "We believe it will improve performance over time by identifying problem hardware and software to reduce overall cost of ownership and eliminate no-trouble-found reports."

At the heart of BugSolver is Streaming XML(TM). Developed by TekInsight.com, Streaming XML harnesses tremendous amounts of Internet and PC-based data by streaming it into XML and compressing the format for real-time storage and presentation. Streaming XML compresses the PC failure data and sends it directly to the IT department for diagnosis.

Streaming XML enables BugSolver to supply IT departments with thousands of fields of crash information allowing IT professionals to easily analyze data relating to all aspects of their clients' networks and systems. The information is made available through a customized local server version of the BugSolver analysis engine.

"In addition to timesaving for technical support professionals, BugSolver will be able to offer a more comprehensive and analytic response to system failures by tracking failed computers' data history," said Brett Martin, vice president of Product Sales and Marketing.

According to the Help Desk Institute, a computer services industry research group (www.helpdeskinst.com), up to 80 percent of support time is spent on problem diagnosis and gathering data. Rather than spending a large amount of time on the telephone or in person with the user during a failure, BugSolver Enterprise will allow IT departments to simply review the operational profile to fix the problem in a timely manner. BugSolver reduces downtime by collecting data prior to support staff involvement.

More information on how to obtain BugSolver services is available on the BugSolver Web site, www.bugsolver.com, or via e-mail to sales@bugsolver.com. BugSolver Enterprise will be available on September 5, 2000.

About TekInsight.com

TekInsight.com is a world-class Internet development company that offers software and services based on its Streaming XML(TM) technology, which harnesses the power of Internet-based information by streaming it into XML and compressing the format for real-time storage and presentation. TekInsight's customers include Microsoft, IBM and other Fortune 500 companies. In April and May 2000, TekInsight.com, Inc. announced the availability of the BugSolver services:
BugSolver(TM) Developer and BugSolver TekSupport. BugSolver Developer helps software and hardware companies provide virtually instant, accurate answers to desktop/mobile computer users when a hardware or software failure occurs. BugSolver TekSupport enables VARs and system integrators to offer an exceptional level of support for their customers.

                                      # # #


Forward Looking Statements
This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that certain statements in this release are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors. Such uncertainties and risks include, among others, certain risks associated with the operation of the company described above, government regulation, and general economic and business conditions. Actual events, circumstances, effects and results may be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. Consequently, the forward looking statements contained herein should not be regarded as representations by TekInsight.com, or any other person that the projected outcomes can or will be achieved.

Additional Information and Where to Find It
TekInsight.com filed a Registration Statement on SEC Form S-4 in connection with the merger of TekInsight.com and Data Systems on May 1, 2000 (SEC file # 33-336044, which Registration Statement was declared effective on July 13, 2000. TekInsight.com and Data Systems commenced mailing a Joint Proxy Statement/Prospectus to shareholders of TekInsight.com and Data Systems containing information about the merger. Investors and shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about TekInsight.com, Data Systems, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and other related matters. TekInsight and its officers and directors may be deemed participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in the Registration Statement and the Joint Proxy Statement/ Prospectus. Data Systems and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Data Systems with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in the Registration Statement and the Joint Proxy Statement/Prospectus. Investors and shareholders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from TekInsight.com by directing a request to TekInsight.com, Inc., 5 Hanover Square, 24th Floor, New York, New York 10004, attention: Arion Kalpaxis, telephone: (212) 278-8520.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, TekInsight.com and Data Systems file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by TekInsight.com or Data Systems at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. TekInsight.com's and Data Systems' filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov